Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

The following summary of the material terms of the capital stock of Quantum-Si Incorporated (formerly HighCape Capital Acquisition Corp.) is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Second Amended and Restated Certificate of Incorporation (the “Charter”), our Amended and Restated Bylaws (the “Bylaws”) and the warrant-related documents described herein, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part, and certain provisions of Delaware law.  We urge you to read each of our Charter, our Bylaws and the warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.  Unless the context requires otherwise, all references to “we”, “us,” “our,” the “Company” and “Quantum-Si” in this section refer solely to Quantum-Si Incorporated (formerly HighCape Capital Acquisition Corp.) and not to our subsidiaries.

Authorized Capital Stock

We are authorized to issue 628,000,000 shares, consisting of 600,000,000 shares of Class A common stock, par value $0.0001 per share (the “Class A common stock”), 27,000,000 shares of Class B common stock, par value $0.0001 per share (the “Class B common stock”), and 1,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Class A Common Stock

Voting Rights

Holders of Class A common stock are entitled to cast one vote per share.  Generally, holders of all classes of common stock vote together as a single class, and an action is approved by stockholders if a majority of votes cast affirmatively or negatively on the action are cast in favor of the action, while directors are elected by a plurality of the votes cast.  Holders of Class A common stock are not entitled to cumulate their votes in the election of directors.

Dividend Rights

With limited exceptions in the case of certain stock dividends or disparate dividends approved by the affirmative vote of the holders of a majority of the Class A common stock and Class B common stock, each voting separately as a class, holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held), together with each holder of Class B common stock, if and when any dividend is declared by the Board of Directors of Quantum-Si (the “Board”) out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the Class A common stock with respect to the payment of dividends.

Liquidation, Dissolution and Winding Up

On the liquidation, dissolution, distribution of assets or winding up of Quantum-Si, each holder of Class A common stock, together with each holder of Class B common stock, will be entitled, pro rata on a per share basis, to all assets of Quantum-Si of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of Quantum-Si then outstanding and unless disparate or different treatment of the shares of Class A common stock and Class B common stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Other Matters

Holders of shares of Class A common stock do not have subscription, redemption or conversion rights.  All the outstanding shares of Class A common stock are validly issued, fully paid and non-assessable.

Class B Common Stock

Voting Rights

Holders of Class B common stock are entitled to cast 20 votes per share of Class B common stock.  Generally, holders of all classes of our common stock vote together as a single class, and an action is approved by Quantum-Si stockholders if a majority of votes cast affirmatively or negatively on the action are cast in favor of the action, while directors are elected by a plurality of the votes cast.  Holders of Class B common stock are not entitled to cumulate their votes in the election of directors.

Dividend Rights

With limited exceptions in the case of certain stock dividends or disparate dividends approved by the affirmative vote of the holders of a majority of the Class A common stock and Class B common stock, each voting separately as a class, holders of Class B common stock will share ratably (based on the number of shares of Class B common stock held), together with each holder of Class A common stock, if and when any dividend is declared by the Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the Class B common stock with respect to the payment of dividends.

Optional Conversion

Holders of Class B common stock have the right to convert shares of their Class B common stock into fully paid and non-assessable shares of Class A common stock, on a one-to-one basis, at the option of the holder at any time upon written notice to Quantum-Si.

Mandatory Conversion

Holders of Class B common stock will have their Class B common stock automatically converted into Class A common stock, on a one-to-one basis, upon the occurrence of any of the events described below:

(1)
Any sale, assignment, transfer, conveyance, hypothecation, or other transfer or disposition, directly or indirectly, of any Class B common stock or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation, or otherwise), including, without limitation the transfer of a share of Class B common stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, voting control over such share by proxy or otherwise, other than a permitted transfer.

(2)
Upon the first date on which Dr.  Rothberg, together with all other qualified stockholders, collectively cease to beneficially own at least 20% of the number of Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination, or recapitalization of the Class B common stock) collectively beneficially owned by Dr.  Rothberg and permitted transferees of Class B common stock as of the effective time of the Merger (defined below).

(3)	Upon the date specified by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of Class B common stock, voting as a separate class.

Liquidation Rights

On the liquidation, dissolution, distribution of assets or winding up of Quantum-Si, each holder of Class B common stock, together with each holder of Class A common stock, will be entitled, pro rata on a per share basis, to all assets of Quantum-Si of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of Quantum-Si then outstanding and unless disparate or different treatment of the shares of Class A common stock and Class B common stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and Class B common stock, each voting separately as a class.

Preferred Stock

Our Charter provides that the Board has the authority, without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of Quantum-Si’s assets, which rights may be greater than the rights of the holders of the common stock.  There are no shares of preferred stock outstanding as of December 31, 2022.

The purpose of authorizing the Board to issue preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances.  The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.  Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the dividend or liquidation rights of our common stock.  As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

In June 2021, we completed the transactions (the “Business Combination”) contemplated by that certain Business Combination Agreement, dated as of February 18, 2021 (the “Business Combination Agreement”), by and among HighCape Capital Acquisition Corp., a Delaware corporation (which we refer to as “HighCape” prior to the Business Combination and “Quantum-Si” or the “Company” following the Business Combination), Tenet Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of HighCape (“Merger Sub”), and Q-SI Operations Inc. (formerly Quantum-Si Incorporated) (“Legacy Quantum-Si”), including the merger of Merger Sub with and into Legacy Quantum-Si, pursuant to which Legacy Quantum-Si survived the merger as a wholly owned subsidiary of HighCape (the “Merger”).  In connection with the Merger, HighCape changed its name to “Quantum-Si Incorporated” and Legacy Quantum-Si changed its name to “Q-SI Operations Inc.”

As a consequence of the Merger, at the effective time of the Merger (the “Effective Time”), (i) each share of Legacy Quantum-Si capital stock (other than the Legacy Quantum-Si Series A preferred stock) that was issued and outstanding immediately prior to the Effective Time was automatically canceled and converted into the right to receive 0.7975 shares of the Company’s Class A common stock, rounded down to the nearest whole number of shares; (ii) each share of Legacy Quantum-Si Series A preferred stock that was issued and outstanding immediately prior to the Effective Time was automatically canceled and converted into the right to receive 0.7975 shares of the Company’s Class B common stock, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Legacy Quantum-Si common stock, whether vested or unvested, that was outstanding and unexercised as of immediately prior to the Effective Time was assumed by the Company and became an option (vested or unvested, as applicable) to purchase a number of shares of the Company’s Class A common stock equal to the number of shares of Legacy Quantum-Si common stock subject to such option immediately prior to the Effective Time multiplied by 0.7975, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by 0.7975 and rounded up to the nearest whole cent; and (iv) each Legacy Quantum-Si restricted stock unit outstanding immediately prior to the Effective Time was assumed by the Company and became a restricted stock unit with respect to a number of shares of the Company’s Class A common stock, rounded to the nearest whole share, equal to the number of shares of Legacy Quantum-Si common stock subject to such Legacy Quantum-Si restricted stock unit immediately prior to the Effective Time multiplied by 0.7975.

Warrants

Public Stockholders’ Warrants

As of December 31, 2022, there were an aggregate of 3,833,319 outstanding public warrants, which entitle the holder to acquire Class A common stock.  Each whole warrant entitles the registered holder to purchase one share of Class A common stock at an exercise price of $11.50 per share, subject to adjustment as discussed below, beginning on May 26, 2021.  A holder may exercise its warrants only for a whole number of shares of Class A common stock.  This means only a whole warrant may be exercised at a given time by a warrant holder.  No fractional warrants will be issued upon separation of the units and only whole warrants will trade.  The warrants will expire on February 12, 2026 at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

Quantum-Si will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering the issuance of the shares of Class A common issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares of Class A common stock is available, subject to Quantum-Si satisfying its obligations described below with respect to registration.  No warrant will be exercisable for cash or on a cashless basis, and Quantum-Si will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, or an exemption is available.  In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless.

Redemptions

Quantum-Si may call the warrants for redemption for cash:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before Quantum-Si sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by Quantum-Si, Quantum-Si may exercise its redemption right even if Quantum-Si is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Quantum-Si has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price.  If the foregoing conditions are satisfied and Quantum-Si issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date.  However, the price of the Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of Class A common stock and equity-linked securities as described below) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption procedures and cashless exercise

If Quantum-Si calls the warrants for redemption as described above, Quantum-Si management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” Quantum-Si’s management will consider, among other factors, Quantum-Si’s cash position, the number of warrants that are outstanding and the dilutive effect on Quantum-Si’s stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of its warrants. If Quantum-Si management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of shares of Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of the Class A common stock (defined below) over the exercise price of the warrants by (y) the fair market value.  The “fair market value” will mean the average closing price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.  If the Quantum-Si management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Quantum-Si Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. Quantum-Si believes this feature is an attractive option to Quantum-Si if Quantum-Si does not need the cash from the exercise of the warrants. If Quantum-Si calls the warrants for redemption and Quantum-Si management does not take advantage of this option, the holders of the private placement warrants, and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify Quantum-Si in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as  specified by the holder) of the shares of Class A common stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Class A common stock is increased by a share capitalization payable in shares of Class A common stock, or by a split-up of shares of Class A common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Class A common stock.  A rights offering to holders of Class A common stock entitling holders to purchase shares of Class A common stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of Class A common stock equal to the product of (1) the number of shares of Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A common stock) and (2) the quotient of (x) the price per share of Class A common stock paid in such rights offering and (y) the fair market value.  For these purposes, (1) if the rights offering is for securities convertible into or exercisable for Class A common stock, in determining the price payable for Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (2) fair market value means the volume weighted average price of Class A common stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of Class A common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if Quantum-Si, at any time while the warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Class A common stock on account of such shares of Class A common stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of shares of Class A common stock in connection with the Business Combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Class A common stock in respect of such event.

If the number of outstanding shares of Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of shares of Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Class A common stock.

Whenever the number of shares of Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Class A common stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Class A common stock (other than those described above or that solely affect the par value of such shares of Class A common stock), or in the case of any merger or consolidation of Quantum-Si with or into another corporation (other than a consolidation or merger in which Quantum-Si is the continuing corporation and that does not result in any reclassification or reorganization of outstanding shares of Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Quantum-Si as an entirety or substantially as an entirety in connection with which Quantum-Si is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of the Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event.  If less than 70% of the consideration receivable by the holders of Class A common stock in such a transaction is payable in the form of Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the warrant value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants are issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and Quantum-Si. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding public warrants, and, solely with respect to any amendment to the terms of the private placement warrants, a majority of the then outstanding Private Placement Warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to Quantum-Si, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive Class A common stock. After the issuance of Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, Quantum-Si will, upon exercise, round down to the nearest whole number the number of shares of Class A common stock to be issued to the warrant holder.

Private Placement Warrants

As of December 31, 2022, there were 135,000 private placement warrants outstanding.  The private placement warrants are not redeemable by Quantum-Si for cash so long as they are held by the initial stockholders or their permitted transferees.  The initial purchasers of the private placement warrants, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis.  Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the public warrants sold in HighCape’s initial public offering, including that they may be redeemed for shares of Class A common stock.  If the private placement warrants are held by holders other than the initial purchasers of the private placement warrants or their permitted transferees, the private placement warrants will be redeemable by Quantum-Si and exercisable by the holders on the same basis as the warrants included in the units sold in the initial public offering.

Registration Rights

Pursuant to subscription agreements entered into on February 18, 2021, certain institutional investors (the “PIPE Investors”) purchased shares of HighCape Class A common stock immediately prior to the closing of the Business Combination (the “PIPE Financing”) and the PIPE Investors are entitled to certain registration rights. Additionally, pursuant to subscription agreements entered into on February 18, 2021, certain affiliates of Foresite Capital Management, LLC (the “Foresite Funds”) purchased shares of HighCape Class A common stock immediately prior to the closing of the Business Combination and the Foresite Funds are entitled to certain registration rights. In particular, Quantum-Si agreed to, within forty-five (45) calendar days after the closing of the Business Combination, file with the SEC (at Quantum-Si’s sole cost and expense) a registration statement registering the resale of the shares of Class A common stock issued to the PIPE Investors and Foresite Funds, and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day (or the 120th calendar day if the SEC notified Quantum-Si that it would “review” such registration statement) following the closing of the Business Combination and (ii) the 10th business day after the date Quantum-Si was notified (orally or in writing) by the SEC that such registration statement would not be “reviewed” or will not be subject to further review.

At the closing of the Business Combination, Quantum-Si, the initial stockholders, including the Sponsor, certain affiliates of Glenview Capital Management, LLC (the “Sponsor Group Holders”) and certain holders of Legacy Quantum-Si capital stock (the “Quantum-Si Holders”) entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which, among other things, the Sponsor Group Holders and the Legacy Quantum-Si Holders agreed not to effect any sale or distribution of any equity securities of Quantum-Si held by any of them (except with respect to shares of Class A common stock acquired in open market transactions or by Sponsor Group Holders pursuant to the PIPE Financing) during the lock-up period described therein and below and were granted certain registration rights with respect to their respective shares of our common stock, in each case, on the terms and subject to the conditions therein.  In particular, the Amended and Restated Registration Rights Agreement provides for the following registration rights:

•
Registration rights.   Promptly, but in any event within 60 days following the closing of the Business Combination, Quantum-Si was required to use its commercially reasonable efforts to file a registration statement under the Securities Act to permit the public resale of all registrable securities as permitted by Rule 415 of the Securities Act and to cause such registration statement to be declared effective as soon as practicable after the filing thereof, but in no event later than 60 days following the filing deadline (or 90 days following the filing deadline if the registration statement is reviewed by and receives comments from the SEC).  At any time at which Quantum-Si has an effective shelf registration statement with respect to a holder’s registrable securities, any such holder may request to sell all or a portion of their registrable securities pursuant to an underwritten offering pursuant to such shelf registration statement, provided that such holder(s) reasonably expect any such sales to generate aggregate gross proceeds in excess of $25 million or reasonably expect to sell all of the registrable securities held by such holder, but in no event for aggregate gross proceeds of less than $5 million in gross proceeds.  Quantum-Si will enter into an underwriting agreement with a managing underwriter or underwriters selected by the initiating holder(s), after consultation with Quantum-Si, and will take all such other reasonable actions as are requested by the managing underwriter to expedite or facilitate the disposition of such registrable securities.

•
Demand registration rights.   At any time after the closing of the Business Combination, if Quantum-Si does not have an effective registration statement outstanding, Quantum-Si will be required, upon the written request of the holders of at least a majority-in-interest of the then-outstanding registrable securities held by the Sponsor Group Holders or the Quantum-Si Holders, as soon as practicable but not more than 45 days after receipt of such written request, to file a registration statement and to effect the registration of all or part of their registrable securities.  Quantum-Si is not obligated to effect more than an aggregate of three registrations pursuant to a demand registration request.

•
Piggyback registration rights.   At any time after the closing of the Business Combination, if Quantum-Si proposes to file a registration statement under the Securities Act to register any of its equity securities, or securities or other obligations exchangeable or convertible into equity securities, or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions and reductions as described in the Amended and Restated Registration Rights Agreement, then Quantum-Si will give written notice of such proposed filing to the holders of registrable securities as soon as practicable but not less than 10 days before the anticipated filing of such registration statement.  Upon the written request of any holder of registrable securities in response to such written notice, Quantum-Si will, in good faith, cause such registrable securities to be included in the registration statement and use its commercially reasonable efforts to cause the underwriters of any proposed underwritten offering to include such holders’ registrable securities on the same terms and conditions as any similar securities of Quantum-Si included in such registration.

In addition, Quantum-Si agreed that as soon as practicable, but in no event later than 15 business days after the closing of the Business Combination, it would use its best efforts to file with the SEC a registration statement registering the issuance, under the Securities Act, of the shares of Class A common stock issuable upon exercise of the public warrants, as described above under “- Warrants - Public Stockholders’ Warrants.”

Exclusive Forum

Our Charter provides that, to the fullest extent permitted by law, unless Quantum-Si otherwise consents in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of Quantum-Si, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of Quantum-Si, (3) any action asserting a claim against Quantum-Si arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), the Charter or Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of the Charter or Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine.  Notwithstanding the foregoing, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act and the provisions of our Charter described above will not apply to claims arising under the Exchange Act or other federal securities laws for which there is exclusive federal jurisdiction.

Anti-Takeover Effects of Provisions of the Charter, Bylaws and Applicable Law

Certain provisions of the Charter, Bylaws, and laws of the State of Delaware, where Quantum-Si is incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest.  These provisions may also adversely affect prevailing market prices for the Class A common stock and the Class B common stock.  Quantum-Si believes that the benefits of increased protection give Quantum-Si the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure Quantum-Si and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Authorized but Unissued Shares

Delaware law does not require stockholder approval for any issuance of authorized shares.  However, the listing requirements of The Nasdaq Stock Market, which would apply if and so long as the Class A common stock remains listed on The Nasdaq Stock Market, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock.  Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions.  The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of Quantum-Si by means of a proxy contest, tender offer, merger, or otherwise.

Dual Class Stock

As described above, the Charter provides for a dual class common stock structure which provides Dr.  Rothberg with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of our outstanding common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of Quantum-Si or its assets.

Blank Check Preferred Stock

The Charter provides for 1,000,000 authorized shares of preferred stock.  The existence of authorized but unissued shares of preferred stock may enable the Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.  For example, if in the due exercise of its fiduciary obligations, the Board were to determine that a takeover proposal is not in the best interests of Quantum-Si or its stockholders, the Board could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.  In this regard, the Charter grants the Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock.  The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock.  The issuance may also adversely affect the rights and powers, including voting rights, of the holders of shares of common stock and may have the effect of delaying, deterring or preventing a change in control of Quantum-Si.

Number of Directors

The Charter and Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors may be fixed from time to time solely pursuant to a resolution adopted by the Board; provided, however, that prior to the first date on which the issued and outstanding shares of Class B common stock represent less than 50% of the voting power of the then outstanding shares of capital stock of Quantum-Si that would be entitled to vote for the election of directors at an annual meeting of stockholders, unless approved by the holders of a majority in voting power of the shares of capital stock of Quantum-Si that would then be entitled to vote in the election of directors at an annual meeting or by written consent, the number of directors may not exceed nine (9).

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

The Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.  In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide Quantum-Si with certain information.  Generally, to be timely, a stockholder’s notice must be delivered to, or mailed and received at Quantum-Si’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders.  The Bylaws also specify requirements as to the form and content of a stockholder’s notice.  The Bylaws allow the chairman of the meeting at a meeting of the stockholders to determine whether a proposal to the meeting was properly brought and to adopt rules and regulations for the conduct of meetings, except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.  These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Quantum-Si.

Limitations on Stockholder Action by Written Consent

The Charter provides that, subject to the terms of any series of Quantum-Si preferred stock, any action required or permitted to be taken by the stockholders of Quantum-Si must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting; provided, however, that prior to the first date on which the issued and outstanding shares of Class B common stock represent less than 50% of the voting power of the then outstanding shares of capital stock of Quantum-Si that would then be entitled to vote for the election of directors, any action required or permitted to be taken at any annual or special meeting of stockholders, may be taken by written consent if such written consent is signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted.

Amendment of the Charter and Bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

The Charter provides that it may be amended by Quantum-Si in the manners provided therein or prescribed by statute.  The Charter provides that the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal any provision of the Charter, or adopt any provision of the Charter inconsistent therewith.

If any of the Class B common stock shares are outstanding, in addition to any vote required by Delaware law, the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of Class B common stock, voting as a separate class, is required to amend the Charter (1) in a manner that changes any of the voting, conversion, dividend or liquidation provisions of the shares of Class B common stock, (2) to provide for each share of Class A common stock or any preferred stock to have more than one vote per share or any rights to a separate class vote of the holders of shares of Class A common stock other than as provided by the Charter or required by the DGCL, or (3) to otherwise adversely impact the rights, powers, preferences or privileges of the shares of Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A common stock.

If any shares of Class A common stock are outstanding, Quantum-Si will not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class, in addition to any other vote required by applicable law or the Charter, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of the Charter (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Class A common stock so as to affect them adversely; or (2) to provide for each share of Class B common stock to have more than twenty (20) votes per share or any rights to a separate class vote of the holders of shares of Class B common stock other than as provided by the Charter or required by the DGCL.

The Charter also provides that the Board will have the power to adopt, amend, alter, or repeal the Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or the Charter.  The stockholders of Quantum-Si are prohibited from adopting, amending, altering, or repealing the Bylaws, or to adopt any provision inconsistent with the Bylaws, unless such action is approved, in addition to any other vote required by the Charter, by (i) prior to the date on which the issued and outstanding shares of Class B common stock represent less than 50% of the total voting power of the then outstanding shares of our capital stock that would then be entitled to vote in the election of directors at an annual meeting of stockholders, the holders of a majority in voting power of the shares of our capital stock that would then be entitled to vote in the election of directors at an annual meeting of stockholders, and (ii) on and after such date, the holders of two-thirds (2/3rds) of the voting power of the shares of our capital stock that would then be entitled to vote in the election of directors at an annual meeting of stockholders.

Business Combinations

Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:

(1)	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2)
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)
at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder.  Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of Quantum-Si’s outstanding voting stock.  For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.

Since Quantum-Si has not opted out of Section 203 of the DGCL, it will apply to Quantum-Si.  As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with Quantum-Si for a three-year period.  This provision may encourage companies interested in acquiring Quantum-Si to negotiate in advance with the Board because the stockholder approval requirement would be avoided if the Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder.  These provisions also may have the effect of preventing changes in the Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting.  The Charter does not authorize cumulative voting.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors or officers of corporations and their stockholders for monetary damages for breaches of directors’ or officers’ fiduciary duties, subject to certain exceptions.  The Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of Quantum-Si or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.

The Bylaws provide that Quantum-Si shall indemnify and advance expenses to Quantum-Si’s directors and officers to the fullest extent authorized by the DGCL.  Quantum-Si also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for Quantum-Si directors, officers, and certain employees for some liabilities.  Quantum-Si believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Charter and Bylaws may discourage stockholders from bringing lawsuits against directors for any alleged breach of their fiduciary duty.  These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Quantum-Si and its stockholders.  In addition, your investment may be adversely affected to the extent Quantum-Si pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of Quantum-Si’s directors, officers, or employees for which indemnification is sought.

Corporate Opportunities

The Charter provides for the renouncement by Quantum-Si of any interest or expectancy of Quantum-Si in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any director of Quantum-Si who is not an employee of Quantum-Si or any of its subsidiaries, unless such matter, transaction, or interest is presented to, or acquired, created, or developed by, or otherwise comes into the possession of a director of Quantum-Si expressly and solely in that director’s capacity as a director of Quantum-Si.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, Quantum-Si’s stockholders will have appraisal rights in connection with a merger or consolidation of Quantum-Si.  Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of Quantum-Si’s stockholders may bring an action in Quantum-Si’s name to procure a judgment in Quantum-Si’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Quantum-Si’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Transfer Agent and Registrar

The transfer agent for Quantum-Si capital stock is Continental Stock Transfer & Trust Company.

Stock Exchange Listing

Quantum-Si’s Class A common stock and warrants to purchase Class A common stock are listed for trading on The Nasdaq Stock Market under the symbol “QSI” and “QSIAW”, respectively.